November 24, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Benjamin Meeks and Mr. Arthur Sandel

Re:                Toyota Auto Finance Receivables LLC
Registration Statement on Form SF-3
Filed September 28, 2021
File No. 333-259868

Dear Mr. Meeks and Mr. Sandel:

On September 28, 2021, our client, Toyota Auto Finance Receivables LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering one or more series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On October 19, 2021, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), including an amended form of prospectus (the “Amended Prospectus”), and is re-filing with the Commission the form of depositor certification to be attached as Exhibit 36.1 to the Pre-Effective Amendment.   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.
Registration Statement on Form SF-3

Form of Prospectus

Risk Factors, page 31

Securities and Exchange Commission
Division of Corporation Finance
November 24, 2021

1.
Comment:  Your registration statement contemplates the possibility of floating rate notes tied to a floating rate benchmark to be determined at the time of the applicable offering.  However, your disclosure does not include a description of risks to floating rate noteholders associated with the upcoming elimination of LIBOR or describe remedies available to noteholders in connection therewith. Please confirm that no LIBOR-linked floating rate notes will be offered under this registration statement.

Response:  On behalf of the Company, we confirm that no LIBOR-linked floating rate notes will be offered under this registration statement.

Risk Factors—Risks Primarily Related to the Receivables and Economic Conditions—Economic developments, geopolitical conditions, public health concerns and other market events may adversely affect the liquidity, performance and market value of your notes, page 37

2.
Comment:  Your disclosure states that climate-related risk, among other factors, could have a material adverse effect on the sponsor’s business, results of operations and financial condition. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response:  We direct your attention to pages 39 and 43 of the Amended Prospectus, where we have revised the disclosure to further describe how investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change.

Part II – Information Not Required in Prospectus

Item 14. Exhibits

3.
Comment: We note that your Form of Depositor Certification was filed as Exhibit 23.1 rather than Exhibit 36.1 as indicated in your exhibit list. Please re-file your Form of Depositor Certification as Exhibit 36.1 with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response:  We direct your attention to the Form of Depositor Certification, which has been re-filed as Exhibit 36.1.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
Division of Corporation Finance
November 24, 2021

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Scott Cooke Sean Gurgle, Esq.